Annual Shareholder Meeting Results:
The Fund held a meeting of shareholders on April 30, 2014. Shareholders voted as indicated below:
								Withheld
						Affirmative	Authority
Re-election of Bradford K. Gallagher -
Class II to serve until the 			60,802,255	2,369,453
Annual Meeting for the 2016-2017 fiscal year
Re-election of James A. Jacobson* -
Class II to serve until the 			     1,434 	    2,692
Annual Meeting for the 2016-2017 fiscal year
The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and
Messrs. Hans W. Kertess*, John C. Maney+, William B. Ogden, IV, and Alan Rappaport*, continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee